December 20, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.   20549

Attn: Jeffrey P. Riedler, Assistant Director

RE:

Wellness Center USA, Inc.

Amendment No. 1 to Current Report on Form 8-K

Filed October 23, 2012

File No. 333-173216

Dear Mr. Riedler:

In response to your comment letter dated November 20, 2012, Wellness Center USA, Inc. (the “Company”) has the following responses:

Item 2.01 Completion of Disposition or Acquisition of Assets

General

1.

In Section 5.06, you state that as a result of the acquisition with CNS Wellness Florida, LLC, you are no longer a shell company as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended. (a) Given that you were a shell company prior to the acquisition, please tell us how you determined which party was the accounting acquirer for the merger between Wellness Center USA and CNS-Wellness. Specifically address the ownership interest of each party after the acquisition, and the members of the board of directors and senior management from both companies. (b) The Risk Factors, MD&A and Results of Operations discussion in the Form 8-K should be for that of the accounting acquirer.

RESPONSE:

(a)

The Company used the existence of a controlling financial interest to identify the acquirer—the entity that obtains control of the acquiree in accordance with ASC paragraph 805-20-25-5 and identifies the acquisition date, which is the date on which it obtains control of the acquiree in accordance with ASC paragraph 805-20-25-6.  The management of the Company specifically addressed (i) the ownership interest of each party after the acquisition; (ii) the members of the board of directors from both companies; and (iii) senior management from both companies and determined that Wellness Center USA, Inc. was the accounting acquirer for the exchange between Wellness Center USA, Inc. and CNS Wellness Florida, LLC. The specific control factors considered to determine which entity was the accounting acquirer are as follows:

(i) The ownership interest of each party after the acquisition

WCUI's common shares issued and outstanding prior to CNS acquisition	15,367,273	67.8%

WCUI's common shares issued to the members of CNS for the acquisition of all of the issued and outstanding limited liability company interests in CNS upon acquisition of CNS	7,300,000	32.2%

	22,667,273	100.0%

(ii) The members of the board of directors from both companies

The members of the board of directors from WCUI prior to CNS acquisition	3	60.0%

The members of the board of directors from CNS upon acquisition of CNS	2	40.0%

	5	100.0%

(iii) Senior management from both companies

Senior management from WCUI prior to CNS acquisition	1	100.0%

Senior management from CNS upon acquisition of CNS	-	-%

	1	100.0%

(b)

The Risk Factors, MD&A and Results of Operations discussion in the Amendment No. 2 to the Form 8-K were for that of WCUI, the accounting acquirer. In addition, the Company included the Risk Factors, MD&A and Results of Operations discussion in the Amendment No. 2 to the Form 8-K for that of CNS, the accounting acquiree given that WCUI was a shell company at the development stage prior to the acquisition and CNS became the wholly owned subsidiary as the result of the acquisition.

2.

Throughout your filing you refer to the purchase method of accounting. The purchase method terminology is related to the old SFAS 141accounting guidance. Please remove the reference throughout your filing. Under ASC paragraph 805-20-25 all assets acquired and liabilities assumed are generally recorded at their fair values under the acquisition method.

RESPONSE:

The purchase method terminology under old SFAS No. 141 has been removed and the acquisition method terminology under ASC paragraph 805-20-25 has been used throughout the Amendment No. 2 to the Form 8-K.

3.

You filed a Current Report on Form 8-K on August 24, 2012 related to your acquisition of 100% of the shares outstanding of Psoria-Shield Inc. for 7,686,797 shares of your common stock, which was valued at approximately $3.9 million. Please tell us, in accordance with Item 3-05 of Regulation S-X, if this company reached the 20% significance level and if so, tell us when you will file the required financial statements of the business acquired. If significant, the financial information should be filed by amendment to the Form 8-K within 75 days after consummation of the acquisition.

RESPONSE:

In accordance with Item 3-05 of Regulation S-X, Psoria-Shield Inc. reached the 20% significance level.  The Company’s independent public accounting firm is conducting the audits of PSI's financial statements as of and for the fiscal year ended September 31, 2011 and 2010 and reviews of PSI's financial statements as of and for the interest period ended June 30, 2012 and 2011 and expects to conclude the audits and interim reviews of PSI's financial statements within a week from the date of this response.  The Company will file the Amendment No. 1 to the Form 8-K to include the required financial statements of PSI, the acquiree, within a week from the date of this response.

Item 1. Business

4.

Please amend this disclosure to state approximately how many customers CNS Wellness Florida, LLC has serviced since it began operations in May 2009.

RESPONSE:

The disclosure in Item 1 Business has been amended to state approximately 1,000 customers CNS Wellness Florida, LLC. has serviced since CNS began operations in May 2009.

Item 1A. Risk Factors

Risks Relating to the Acquisition of CNS, page 7

5.

Please expand this risk factor into at least one other or more addressing in greater detail all material risks stemming from the acquisition of CNS Wellness Florida, LLC and the nature of its operations, including but not limited to:

•

the novelty of some or all of its methodologies;

•

whether or not any controversy exists as to the safety and efficacy of its treatments;

•

the exposure you now have to litigation that may result from utilizing these techniques; and

•

the integration of CNS-Wellness Florida’s operations into yours, as applicable.

RESPONSE:

Item 1A Risk Factors have been expanded to address in greater detail all material risks stemming from the acquisition of CNS Wellness Florida, LLC and the nature of CNS’s operations in the Amendment No. 2 to the Form 8-K.

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

6.

Please amend this entire discussion to reflect how your acquisition of CNS Wellness Florida, LLC, as well as your subsequent acquisition, has affected the following items discussed herein, including:

•

your plan of operations;

•

your marketing plan;

•

your short and long-term operating requirements;

•

your sources of revenue and/or capital

•

the factors and assumptions affecting your future performance, and

•

your liquidity and estimated capital needs.

RESPONSE:

The entire section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 2 Financial Information has been amended to reflect how the Company’s acquisition of CNS Wellness Florida, LLC, as well as the Company’s subsequent acquisition of Psoria-Shield Inc., has affected the following items discussed herein, including:

•

our plan of operations;

•

our marketing plan;

•

our short and long-term operating requirements;

•

our sources of revenue and/or capital

•

the factors and assumptions affecting your future performance, and

•

our liquidity and estimated capital needs.

7.

Please provide the basis of your belief that you can generate $950,000 in 2013, and state whether or not this estimate includes revenue derived from CNS Wellness Florida, LLC and your subsequent acquisition.

RESPONSE:

The basis of our belief that the Company can generate $950,000 in 2013 has been provided in the Amendment No. 2 to the Form 8-K. This estimate does not include revenues projected to derive from CNS Wellness Florida, LLC and our subsequent acquisition of PSI.

8.

As CNS Wellness Florida, LLC is now a wholly-owned subsidiary, and it has several employees, your statement that you have no employees other than executive officers is incorrect. Please amend your disclosure to correct this statement. Please also reflect the number of employees resulting from your subsequent acquisition as well.

RESPONSE:

The disclosure regarding our number of employees has been amended in the Amendment No. 2 to the Form 8-K to reflect (i) the number of employees resulting from our acquisition of CNS and (ii) our subsequent acquisition of PSI.

Item 6. Executive Compensation

9.

Your first summary compensation table does not reflect the awards made to two of your directors during the interim period ending July 31, 2012, even though the first table purports to also capture all awards made through July 31, 2012. Please reconcile this discrepancy in your disclosure.

RESPONSE:

The first summary compensation table included in the Amendment No. 2 to the Form 8-K has been amended to reflect the awards made to two (2) of our newly appointed directors during the period from October 1, 2011 through August 2, 2012.

Item 7. Certain Relationships and Related Transactions, and Director Independence

10.

Please amend your current report to file each of the interest-bearing notes in favor of Mr. Lambos and Mr. Hannouche as exhibits. We refer you to Item 601(b)(10)(ii)(A) of Regulation S-K.

RESPONSE:

Our current report has been amended to file the interest-bearing note in favor of Mrs. Theodora Lambos, the parent of Mr. William Lambos, with the Amendment No. 2 to the Form 8-K, as exhibit 10.1, and the interest-bearing notes in favor of Mr. Lambos and Hannouche, as Exhibits 10.2 and 10.3, respectively.

Exhibit 99.3

11.

The fair value of the shares issued to CNS Wellness appears to be $0.38/share.  Please tell us and disclose how the fair value was determined.

RESPONSE:

The Company accounts for equity instruments issued to parties other than employees for acquiring goods or services under guidance of Sub-topic 505-50 of the FASB Accounting Standards Codification (“Sub-topic 505-50”).

Pursuant to ASC Section 505-50-30, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.  The measurement date used to determine the fair value of the equity instrument issued is the earlier of the date on which the performance is complete or the date on which it is probable that performance will occur.

Prior to the acquisition of CNS the Company was a shell company and its common shares are traded in the OTCQB market.  The management of the Company considered the indicated value of the total invested operating capital of CNS at the date of the acquisition, i.e. the fair value of the consideration received,  to be more reliably measurable.

In accordance with ASC Section 805-20-25, as of the acquisition date, the acquirer shall recognize, separately from goodwill, the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree.  The Company allocates the purchase price of acquired entities to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values at the date of acquisition.  The excess of the liabilities assumed and the purchase price over the assets acquired was recorded as goodwill and the excess of the assets acquired over the liabilities assumed and the purchase price was recorded as a gain from bargain purchase.

Intangible Assets Identification, Estimated Fair Value and Useful Lives

The Company utilizes the income approach on a debt-free basis to estimate the fair value of the identifiable assets acquired in the acquiree.  With the assistance of the third party valuation firm, the Company identified certain separate recognizable intangible assets that possessed economic value, estimated their fair values and related useful lives of CNS, the acquiree, at the date of acquisition as follows:

	Estimated Useful Life (Years)	August 2, 2012

Trademark/Trade Name	9	$110,000

Unpatented Technology	20	325,000

Non-Competition Agreement	3	120,000

Total Recognized Intangible Assets		$555,000

Business Enterprise Valuation

The Company utilizes the income approach – discounted cash flows method to estimate the business enterprise value with the assistance of the third party valuation firm.  In valuing the business enterprise value of business acquired, the Company forecasted sales and net cash flow for the acquiree for five (5) years into the future and used a discounted net cash flow method to determine a value indication of the total invested capital of the acquiree.  The basic method of forecasting involves using past experience to forecast the future. The next step was to discount these projected net cash flows to their present values.  One of the key elements of the income approach is the discount rate used to discount the projected cash flows to their present values.  The discount rate is determined after considering the overall risk of the investment, which includes: (1) operating and financial risk in the business enterprise or asset; (2) current and projected profitability and growth; (3) risk of the respective industry; and (4) the equity risk premium relative to Treasury bonds.

With the assistance of the third party valuation firm, the Company estimated the indicated value of the total invested operating capital of CNS at the date of the acquisition utilizing the income approach – discounted cash flows method, was $3,100,000, as follows:

August 2, 2012

Present Value of Debt-Free Net Cash Flow - Forecast Period	$807,921

Present Value of Debt-Free Net Cash Flow - Residual Period	2,287,246

Present Value of Debt-Free Net Cash Flow – Total	3,095,167

Value Indication Income Approach - Discounted Net Cash Flow Method (Rounded)	$3,100,000

Allocation of Purchase Price

The purchase price of CNS has been allocated to the tangible and intangible assets acquired and liabilities assumed, and any non-controlling interest in the CNS based on their estimated fair values at August 2, 2012, the date of acquisition, as follows:

	Book Value	Fair Value Adjustment	Fair Market Value

Cash	$11,713	$-	$11,713

Property and equipment	18,459		18,459

Trade mark	-	110,000	110,000

Unpatented technology	-	325,000	325,000

Non-compete agreements	-	120,000	120,000

Goodwill	-	2,545,000	2,545,000

Security deposits	36,939		36,939

Accounts payable	(41,957)		(41,957)

Accrued interest - related party	(3,516)		(3,516)

Credit cards payable	(66,008)		(66,008)

Payroll liability	(2,709)		(2,709)

Current portion of deferred rent	(11,363)		(11,363)

Advances from related parties	(196,208)		(196,208)

Note payable - related party	(37,139)		(37,139)

Deferred rent, net of current portion	(31,256)		(31,256)

Total	(323,045)	3,100,000	2,776,955

Non-controlling interest	(-)	-	(-)

Purchase price	$(323,045)	$3,100,000	$2,776,955

Pro Forma Combined Statement of Operations for the Fiscal Year Ended September 30, 2011, page P-7

12.

The line item Comprehensive Income (Loss) does not appear to correctly add across. Please correct or advise.

RESPONSE:

Figures of the line item Comprehensive Income (Loss) in certain columns were inadvertently omitted during the edgarization process of the Amendment No. 1 to the Form 8-K, which were shown in the Amendment No. 2 to the Form 8-K and correctly added across.

Written Statement from the Company

The management of the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

RIECK AND CROTTY, P.C.

/s/ Ronald P. Duplack

Ronald P. Duplack